BEEKMAN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022

BEEKMAN SECURITIES, INC.
Statement of Financial Condition
As at December 31, 2022

ASSETS

Cash and cash equivalents	$6,827
Other assets	$2,024
TOTAL ASSETS	$8,851

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$251
Accrued expenses	$458
Total Liabilities	$709
Stockholders' Equity	
Common Stock - $1 par value; authorized 20,000 shares, Issued and outstanding, 1,225 shares	1,225
Additional Paid-in Capital	229,007
Accumulated Deficit	(222,090)
Total Stockholders' Equity	8,142
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,851

BEEKMAN SECURITIES, INC.
Statement of Operations
December 31, 2021

INCOME

Investment Banking Fee	$289,400
Total Income	289,400

OPERATING EXPENSES

Dues & subscriptions	3,756
Insurance	54,305
Rent & lease	20,280
Salary	129,700
Legal & professional services	2,575
Taxes & Licenses	86,162
Travel	18,570
Bank Charges	55
Total Operating Expenses	315,403

Operating loss	(26,003)

BEEKMAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2022

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Beginning of Year	1,225	$1,225	$226,507	$ (196,087)	$31,645
Capital Contributions			27,500		27,500
Return of Capital			(25,000)		(25,000)
Net Loss				(26,003)	(26,003)
Ending Balance 12/31/22	1,225	$1,225	229,007	(222,090)	$8,142

BEEKMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from Operating Activities:

Net Income	(26,003)
Capital Contributions	27,500
Decrease in other assets	1,750
Decrease in accrued expenses	(5,985)
Net cash provided by Operating Activities	(2,738)

Cash Flows from Financing Activities

Return of Capital	(25,000)
Net cash used in Financing Activities	(25,000)
Net decrease in cash and equivalents	(27,738)
Cash and equivalents, beginning	34,565
Cash and equivalents, end	6,827